UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 14D-9
SOLICITATION/RECOMMENDATION STATEMENT
PURSUANT TO SECTION 14(d)(4) OF THE
SECURITIES EXCHANGE ACT OF 1934
TARGANTA THERAPEUTICS CORPORATION
(Name of Subject Company)
TARGANTA THERAPEUTICS CORPORATION
(Name of Person(s) Filing Statement)
COMMON STOCK, PAR VALUE $0.0001 PER SHARE
(Title of Class of Securities)
87612C100
(CUSIP Number of Class of Securities)
Daniel S. Char
Vice President, General Counsel and Secretary
Targanta Therapeutics Corporation
222 Third Street, Suite 2300
Cambridge, MA 02142
Telephone: (617) 577-9020
(Name, Address and Telephone Number of Person Authorized to Receive Notices
and Communications on Behalf of the Person(s) Filing Statement)
With a copy to:
Marc A. Rubenstein, Esq.
Ropes & Gray LLP
One International Place
Boston, MA 02110
(617) 951-7000
☑	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

The following is a transcript of a conference call held on January 13, 2009 regarding the proposed tender offer and merger.
Final Transcript Conference Call Transcript MDCO — The Medicines Company to Acquire Targanta Therapeutics Event Date/Time: Jan. 13. 2009 / 8:30AM ET

CORPORATE PARTICIPANTS
Robyn Brown
The Medicines Company — VP, IR
Clive Meanwell
The Medicines Company — Chairman & CEO
John Kelley
The Medicines Company — President & COO
Mark Sumeray
The Medicines Company — VP, Medical
Glenn Sblendorio
The Medicines Company — EVP, CFO
Mark Leuchtenberger
Targanta Therapeutics — President & CEO
CONFERENCE CALL PARTICIPANTS
Lucy Lu
Citigroup — Analyst
Liana Moussatos
Pacific Growth Equities — Analyst
Eric Farmer
Leerink Swann — Analyst
Maged Shenouda
UBS — Analyst
Jason Kantor
RBC Capital Markets — Analyst
Steve Harr
Morgan Stanley — Analyst
Biren Amin
Stanford Group — Analyst
PRESENTATION

Operator
Good day, ladies and gentlemen, and welcome to The Medicines Company business development conference call. My name is Katina and I’ll be your coordinator for today. (Operator Instructions). As a reminder, this conference is being recorded for replay purposes.
I would now like to turn the presentation over to your host for today’s call, Ms. Robyn Brown, Vice President, Investor Relations. Please proceed.

Robyn Brown - The Medicines Company — VP, IR
Thank you, Katina, and welcome, everyone, to The Medicines Company conference call to discuss the proposed acquisition of Targanta Therapeutics. I am Robyn Brown, Vice President of Investor Relations. This morning, I am joined by Clive Meanwell, Chairman and Chief Executive Officer; John Kelly, President and Chief Operating Officer; Glenn Sblendorio, Executive Vice President and Chief Financial Officer; and Mark Sumeray, Vice President of Medical for The Medicines Company.

We are also joined by Mark Leuchtenberger, President and Chief Executive Officer of Targanta Therapeutics, who will be available for Q&A following some opening remarks.
I would like to remind you that this conference call will contain statements regarding the proposed transaction between the Company and Targanta, the expected timetable for completing the transaction, future financial and operating results, benefits and synergies of the transaction, future opportunities for the combined company, new product development, including obtaining regulatory approval, and any other statements about the Company’s management’s future expectations, beliefs, goals, plans or prospects, constitute forward-looking statements. Any statements that are not statements of historical fact, including statements containing the words believes, plans, expects, anticipates, estimates and similar expressions should also be considered to be forward-looking statements. These forward-looking statements involve known and unknown risks and uncertainties that may cause the Company’s actual results, levels of activity, performance or achievements to be materially different from those expressed or implied by these forward-looking statements.
Important factors that may cause or contribute to such differences include uncertainties as to the timing of the tender offer and merger, uncertainties as to how many of Targanta stockholders will tender their stock in the offer, the risk that competing offers will be made; the possibility that various closing conditions for the transaction may not be satisfied or waived; the effect of disruption of the transaction, making it more difficult to maintain relationships with employees, licensees, other business partners or governmental agencies, transaction costs; whether results obtained in clinical studies or in preclinical studies, such as studies referred to above will be indicative of results obtained in future clinical trials; whether, if the Company consummates the acquisition, the Company can advance Oritavancin through the contemplated Phase III trial on a timely basis, or at all, and receive approval from the United States Food and Drug Administrative or equivalent foreign regulatory agencies for the product; whether if Oritavancin receives approval, the Company will be able to successfully distribute and market the product, and in that regard, whether physicians, patients and other key decision makers will accept the clinical trial results; whether the Company will be able to retain regulatory approvals and such other factors as are set forth in the risk factors detailed from time to time in the Company’s periodic reports and registration statements filed with the Securities and Exchange Commission, including, without limitation, the risk factors detailed in the Company’s quarterly report on Form 10-Q filed on November 10, 2008, which are incorporated herein by reference.
Forward-looking statements are made only as of this date of this conference call. Except as otherwise required by law, the Company specifically disclaims any obligation to update any of these forward-looking statements.
Now I will turn the call over to Clive Meanwell. Clive?

Clive Meanwell - The Medicines Company — Chairman & CEO
Well, thank you, Robyn. That was quite a speech at the beginning of an early morning here in San Francisco. I would like to welcome everybody to the call and thank you for joining us this morning.
This evening we announced that we have entered into a merger agreement with Targanta Therapeutics Corporation under which The Medicines Company has agreed to commence a tender offer to acquire 100% of Targanta’s outstanding shares. We are very pleased to have the opportunity to add the assets and capabilities of Targanta. The addition of Targanta’s Oritavancin, a late-stage product, will be another step forward in our execution of a strategic plan to become a global leader in critical care medicine. Their professionals can help us develop another aspect of our hospital business franchise.
Oritavancin has the potential to provide important patient outcome and economic advantages for hospitals. The hospital market for gram-positive infections is growing robustly worldwide. We believe that Oritavancin can become an important anti-infective for serious infections involving difficult to treat bacteria in difficult to treat hospitalized patients. Many of those critically ill patients are the same patients treated with our existing products.
Let me now turn it over to John Kelley, our President and Chief Operating Officer, who will offer his perspectives on why we did this transaction.

John Kelley - The Medicines Company — President & COO
Thanks, Clive, and good morning, everyone. We believe that Oritavancin is a perfect fit for the global organization that we are building here at The Medicines Company. As Clive said, it has been our vision to become a global leader in critical care medicine. To do that, we believe that we need to deliver differentiated products and services that will enable caregivers to improve the way critical care patients are managed in major institutions. Oritavancin is a late-stage opportunity that has demonstrated efficacy and safety and unique attributes which underscore the potential for economic dominance. Since our inception, our competitive strategy has been to acquire late-stage critical care assets that can deliver economic value to payers and unique treatment options to caregivers in markets where we can create unique relationships. We have done this successfully with Angiomax. We are starting to do it with Cleviprex, and we look forward to doing it with cangrelor, CU-2010, and now Oritavancin.
Oritavancin will also leverage our current critical care infrastructure by laying the foundation for further expansion into hospital anti-infectives from our current cardiovascular platform. We have done considerable work to identify the leading critical care institutions globally. There are about 3000 hospitals in 27 countries that deliver 80% of the revenue in this marketplace. There is a strong overlap with the hospital target for this drug in our existing portfolio. There is also a strong overlap within the hospital where we are currently selling Angiomax and Cleviprex, namely the ICU, the surgical suite and the emergency department. That means that we can sell Oritavancin largely through our existing sales organization.
Finally, this is a large market with significant unmet medical need. The hospital market for gram-positive infections in the United States alone grew to $1.1 billion in 2007, a 20% increase from 2005. There are over 3.5 million patients on a global basis treated for hospital acquired soft skin and tissue infections. The unique characteristics of this drug, including the potential for a short course of therapy or even a one-time regimen, provide the opportunity for this drug to be a differentiated product with a significant value proposition for our customers. We are excited and we look forward to bringing this product to the marketplace.
Now for a brief update on the science of Oritavancin, I would like to turn the call over to Dr. Mark Sumeray. Mark?

Mark Sumeray - The Medicines Company — VP, Medical
Thanks, John. I would like to give you a brief overview of the scientific and clinical highlights relating to Oritavancin.
Let me start by stating that Oritavancin is an innovative investigational hospital-based antibiotic that has potent bactericidal or killing activity against a broad spectrum of gram-positive bacteria, including multi-drug-resistant organisms such as MRSA, [VISA], VRSA and VRE. Oritavancin’s attributes may give it advantages over currently marketed therapies in treating serious infections. These attributes include excellent tissue penetration and concentration in specific immune cells called macrophages that accumulate at sites of infection, so drug is delivered where it is needed; multiple mechanisms of action at the bacterial cell membrane reducing the probability of resistance; an advantageous pharmacokinetic profile that allows prolonged drug effects after dosing and Phase II clinical data supporting the use of potential once-only dose to cure complicated skin and skin structure infections; no effects on renal or hepatic function. Patients with impaired organ function, which is common in elderly patients and critically ill do not require dose adjustments or special monitoring for drug levels or toxicity. Safety data from clinical trials demonstrate that Oritavancin has been well-tolerated with a superior adverse event profile to vancomycin and no dose limiting side effects have been identified. And finally, the potential to generate significant cost saving opportunities for hospitals and third-party payers related to the possibility of a once-only dose to achieve clinical cure of skin infections.
Oritavancin has been administered intravenously to over 2400 individuals and has completed two pivotal Phase III studies for the treatment of complicated skin and skin structure infections. In addition, we have Phase II clinical data in bacteremia and preclinical data in Clostridium difficile and anthrax infections that support our expectation of future indications in the pipeline for Oritavancin.
As you know, the NDA for Oritavancin was recently turned down by FDA, who identified several issues, including an insufficient number of MRSA-treated patients in the Phase III program, more patients who were treated with Oritavancin with adverse events related to infection, and a concern about the possibility of macrophage dysfunction and the incidence of phlebitis. Naturally, we are aware of all these concerns and we have performed detailed diligence and discussed these issues with experts and believe that these can be addressed very satisfactorily in the upcoming next Phase III studies that we’ve planned.
So finally, I would like to turn it over to Glenn for a discussion of the financial aspects of the transaction.

Glenn Sblendorio - The Medicines Company — EVP, CFO
Thank you, Mark. Let me first discuss the detailed terms of the merger agreement that we signed last night with Targanta Therapeutics Corporation and then move on to 2009 operating cost implications, project — or projected launch timing and future revenue potential of this product.

Under the terms of the merger agreement, Targanta’s shareholders will receive $2 in cash up front for each common share tendered, or approximately $42 million. Targanta’s shareholders may also be entitled to receive three additional contingent payments which we are calling contingent payment rights upon the achievement of specified regulatory and commercial milestones within agreed upon time limits.
First, upon Food and Drug Administration, or FDA approval, of a new drug application for Oritavancin, specifically for cSSSI, which is complicated skin and skin structure infections, using a single dose infusion, shareholders would receive an additional $1.20 per share. If the FDA does not include single-dose infusion labeling, this payment is reduced to $0.50 a share.
Second, upon European Medicines Agency, or EMEA approval of a marketing authorization for Oritavancin, again for cSSSI, during 2009 shareholders would receive $1 per share. If the EMEA approval occurs later, this payment is reduced to $0.75 per share. If it occurs after June 30, 2010, shareholders would receive $0.50 a share.
And third, upon achievement of worldwide net sales adding up to $400 million over four consecutive quarters, a one-time payment of $2.35 per share. To provide you with a dollar figure for these three contingent payments, the total of the regulatory and commercial milestones, if achieved, could be approximately $70.3 million to $95.5 million, of which $49.3 million would be a one-time sales milestone.
Now onto the potential impact on 2009 R&D costs. 2009 R&D expenses would include costs related to the completion of our cangrelor studies, Angiox spending in Europe, Cleviprex Phase IV studies CU-2010 Phase I studies — and as you remember, that is for surgical blood loss — and spending on Oritavancin Phase III in the latter part of the year. Specifically as it relates to Oritavancin, spending in 2009 would include additional infrastructure costs — that is people, facilities and overhead — which we currently estimated to be $10 million to $12 million, plus an additional $15 million to $20 million if we begin the Phase III trial in the latter part of the year. As you know, The Medicines Company spends a lot of time on both the design and the cost structure of our trials. So it may be appropriate as we go forward and learn more about the Phase III design that this number could vary.
For the years 2010 and beyond, we expect our R&D cost on large trials to decline as we complete spending on our core products, Angiomax, cangrelor and Cleviprex, leaving room for new development opportunities such as Oritavancin and CU-2010. We expect the US launch of Oritavancin in 2012 for cSSSI, and similar to Angiomax we would expect to continue to invest in Oritavancin for further potential applications, including bacteremia and C. difficile associated disease. We estimate peak revenue potential in these indications to be greater than $250 million worldwide.
As we stated in our press release last night, the Company plans to announce fourth quarter and full year 2008 results in February 2009. At that time, the Company will provide expected 2009 full-year net sales and net income estimates, which would include expected operating costs to develop Oritavancin, the expected impact of the Financial Accounting Standards Board number 141-R for business combinations and transaction costs.
A couple of words around the changes in the accounting rules for business combinations. First to mention, they are significant and we believe that we will be one of the first life science companies to adopt this new accounting pronouncement. Under the new rules, in process R&D is capitalized and amortized once an asset is placed into service and contingent consideration like our milestone payments are recognized on the acquisition date at fair value. Also, deal costs, which were previously capitalized, are now expensed as incurred. Measuring these arrangements will present a significant valuation challenge, and we have started that work on our valuation. We are assessing this now and will provide an update on the accounting in February on our earnings call.
Finally, we expect the upfront acquisition of Targanta’s common shares and any future milestone payments with existing cash, avoiding share dilution. Over the last 18 months, as part of our strategy to grow our critical care portfolio and leverage our existing infrastructure, we have reacquired ex-US rights for Angiox from Nycomed, funded the expansion of our operations in Europe, acquired Curacyte GmbH with its early-stage product, CU-2010 for surgical blood loss, and expect to complete the acquisition of Targanta in February.
Thank you, and I would like to now turn the call back to Clive.

Clive Meanwell - The Medicines Company — Chairman & CEO
Thanks a lot, Glenn. This time, given how busy everyone is this morning, I think we should open up for a brief set of initial questions. As with all transactions of this kind, we will continue to provide information to the financial community over the coming weeks, including in our February scheduled conference call.

As mentioned earlier, we also are pleased to have here with us Mark Leuchtenberger, the Chief Executive Officer of Targanta Therapeutics, and a longtime professional friend and acquaintance. Mark and I can both recall the day that we did the Angiomax deal when he was a senior executive at Biogen. Let’s all hope this one turns out so well. Thanks for being here, Mark. So, Katina, could we please open up for questions?
QUESTION AND ANSWER

Operator
(Operator Instructions). Lucy Liu, Citigroup.

Lucy Lu - Citigroup — Analyst
A quick question. Given the fact that FDA just issued complete response in early December, I am just wondering how much due diligence have you done on this drug? And also, if you can quickly provide an explanation for the safety findings in the FDA complete response letter. Thank you.

Clive Meanwell - The Medicines Company — Chairman & CEO
I will begin, and I think Mark Sumeray can add to it. We did begin discussions with our colleagues at Targanta before the advisory board meeting, in fact some — many months before. So we were fairly familiar going into it, and then the advisory board meeting obviously was an opportunity for a lot of important information to be presented by the company and discussed by the experts. And, we have continued in that vein ever since.
Mark, do you want to make a comment on the level of diligence and period of time spent?

Mark Sumeray - The Medicines Company — VP, Medical
Sure, yes, thanks Clive. So as Clive mentioned, we have been looking at this opportunity actually for quite some time, quite some time meaning several weeks prior to the advisory panel meeting, which of course occurred several weeks prior to the FDA’s decision to give a complete response rather than approval. So we have had adequate time to do a lot of detailed diligence on the opportunity and discuss all of the issues with a number of world experts in the area.
In terms of the safety concerns that the FDA raised in their complete response, an explanation I think, if we deal with them one at a time, more patients treated with Oritavancin that had adverse events related to infections. The FDA identified that as a numerical difference. It wasn’t statistically significant. The trials are fairly small. I would say that that issue is not something that we anticipate is a real difference between Oritavancin and the vancomycin-treated patients. The FDA hypothesized that this could be related to macrophage dysfunctions. There has been no evidence of macrophage dysfunction in any of the in vitro work that has been done to look at how the drug interacts with macrophages. And, our expectation is that that won’t turn out to be a safety concern when we do a larger and additional pivotal Phase III trial.
In terms of phlebitis, which is another thing that the FDA mentioned in their complete response, that is something that we feel has been already adequately addressed and is related to giving a high concentration of the drug too rapidly. And the incidence in fact of phlebitis in the Phase III program was favorable compared to vancomycin. So again, it is something that we don’t expect will turn into a real issue.

Operator
Liana Moussatos, [The Medicines Company].

Liana Moussatos - Pacific Growth Equities — Analyst

I understand that Oritavancin isn’t metabolized and accumulates in the body. Can you talk about the potential for — are there potential safety issues just from that?

Clive Meanwell - The Medicines Company — Chairman & CEO
Yes, again, I think we will turn that to Mark. My only observation is that Zithromax, the world’s biggest-selling anti-invective, has a similar pattern of metabolism. But let’s go on to Mark with specifics of Oritavancin.

Mark Sumeray - The Medicines Company — VP, Medical
Yes, that’s true; this drug is not metabolized. It actually is taken up extensively into tissues, which we believe is a positive attribute to the drug because it means that the drug penetrates tissues where it needs to penetrate tissues, at the site of tissue infection. This also means that the drug is released very slowly back into the circulation over time, which is also a positive thing, we believe, because it reduces the likelihood of any toxicities that would occur over time, because drug levels in terms of elimination by the liver or the kidney are low.
The final arbiter in terms of any safety concerns will always be clinical trial data, and that is why we do large clinical trials. We have seen that Oritavancin has a very favorable safety profile in Phase III trials compared to vancomycin. We certainly haven’t seen any evidence of tissue toxicity. In fact, quite the reverse.

Liana Moussatos - Pacific Growth Equities — Analyst
What about longer-term? What is the longest that you have followed a patient after they have been treated with Oritavancin? Any kind of organ toxicities, like, years later?

Mark Sumeray - The Medicines Company — VP, Medical
Well, years later, no, we haven’t got that kind of long-term follow-up from the Phase III clinical trial program. But we don’t anticipate any longer-term toxicities and certainly the profile of the drug is very clean in terms of tissue toxicity, the potential to cause alterations in cellular DNA as part of the routine testing that one does with drugs to assess longer-term concerns over drug accumulation in tissue.
So I would summarize by saying, the in vitro data does not suggest that there should be an issue. Clearly, the safety data, as I said, in Phase III is encouraging. And we anticipate that over time we will get more data obviously on longer-term follow-up in patients who have been exposed to Oritavancin.

Clive Meanwell - The Medicines Company — Chairman & CEO
I think we could also add a comment from Mark Leuchtenberger on this point. He has been working on this for a while.

Mark Leuchtenberger - Targanta Therapeutics — President & CEO
Sure. Glad to join. And let me just say that we are really delighted that we have been able to join forces with The Medicines Company. I think this is going to be a wonderful opportunity to advance the drug.
With respect to long-term treatment, there was long-term follow-up done on some of the Phase II trials, particularly bacteremia. And there were no long-term safety issues identified.

Liana Moussatos - Pacific Growth Equities — Analyst
How long?

Mark Leuchtenberger - Targanta Therapeutics — President & CEO
I don’t have that in front of me, but I believe that there was a follow-up in months and years. I can’t give you the exact numbers.

Operator
[Eric Farmer], Leerink Swann.

Eric Farmer - Leerink Swann — Analyst
This is Eric Farmer in for Joe Schwarz. I had a quick question on your initial thoughts for the structure of the Phase III trial in terms of whether you are going to use a fixed dose or a weight-based, and maybe the number of arms in the trial, percentage of patients who will have MRSA compared to the prior safety trials and such.

Clive Meanwell - The Medicines Company — Chairman & CEO
Thank you, yes, this is Clive. Well, obviously, all of this is set up by a set of dialogues with the Food and Drug Administration. I know the Targanta team has already had some informal contact with them since the advisory panel and so on. So that is step one, is to sit down with the experts at the FDA and discuss the trial design. But I would imagine that we would be very excited to put the single dose treatment into the Phase III program based upon the outstanding results at the Phase II SIMPLIFI trial. In addition, I think putting some form of standard or more conventional dosing of Oritavancin would seem to make sense to us, too; I think also to the Targanta scientists and clinicians. And then of course, the control group I think is most likely going to be something in the direction of vancomycin.
That would be a thumbnail sketch. I think a lot of discussions need to be happening internally as we put our heads together, and then as I said, a trip down to Washington to meet with the FDA would be very, very important, I think.

Eric Farmer - Leerink Swann — Analyst
Okay, that’s very helpful. And then also, just one more thing on that. Can you just remind us the percentage of patients who were MRSA patients in the prior Phase II trials and how that might look in the next Phase III study?

Clive Meanwell - The Medicines Company — Chairman & CEO
I’m sorry, I didn’t answer that for you, did I? Mark, would you like — Mark Sumeray, do you want to just tackle that one?

Mark Sumeray - The Medicines Company — VP, Medical
Sure, yes. So since the original Phase III trials were performed, clearly the incidence of MRSA as a causative organism in these kinds of complicated skin infections has increased. And so, we would anticipate that the background level of MRSA infection would be much higher now than it was then in any event. In addition, of course, we will ensure that enough MRSA infected patients are enrolled into the trial. So one would expect at least half the patients nowadays to be infected with MRSA, and we will ensure that at least half the patients in the trial would have MRSA as a causative organism.

Eric Farmer - Leerink Swann — Analyst
Okay, that’s very helpful. And then my last question is, can you walk us through the last steps required for this acquisition to go through?

Clive Meanwell - The Medicines Company — Chairman & CEO

Glenn, that sounds like one for you.

Glenn Sblendorio - The Medicines Company — EVP, CFO
Yes, and what was the question? Last steps?

Eric Farmer - Leerink Swann — Analyst
Yes, what are the remaining steps for this acquisition?

Glenn Sblendorio - The Medicines Company — EVP, CFO
We signed the merger agreement obviously last night. That was the first step. And those were obviously filed with the SEC. The steps after that really is to file the appropriate documents to tender the shares, which should happen within the next 10 days. And then there’s a 20-day period to tender the shares, which comes to the February date we talked about before completing the transaction, because this is an all-cash transaction up front.
One other thing to note that we have pointed out in the press release is that there were consents from approximately 36% of the shareholders already who I believe are Board representatives. So they were aware of the transaction. So I think we are well on our way. So, most likely a February closing. I won’t say, if you just take that 10 and 20, and those are business days, that puts you to the middle to the latter part of February to complete.

Operator
Maged Shenouda, UBS.

Maged Shenouda - UBS — Analyst
Most of my questions were answered, but maybe you can comment on the efficacy issues cited by the FDA and what your views are of the various issues presented.

Clive Meanwell - The Medicines Company — Chairman & CEO
Well, Maged, one of the issues presented was an old familiar piece for us, which is the issue of noninferiority. And the first major trial had a noninferiority margin of 15% prespecified, which it met. But of course, that trial was done awhile ago, and the standards do tend to change.
The second study, which was very robust, met the 10% margin. I think that was one of the first things. And it’s my understanding — and again, I will check with both Marks on this occasion, that the other issue which was discussed earlier was related to just the sheer numbers of patients we had in the dossier to demonstrate efficacy in MRSA patients. And I think, obviously, from an effectiveness point of view, since that is hopefully going to be one of the key uses of the drug, we need to create some additional robust information for that. And I am confident that with a Phase III study done in a contemporary setting, just as Mark Sumeray said earlier, we will be able to nail that down.
But I would like to just see whether either of the Marks want to add to that. In terms of — was there anything else on effectiveness that —? Certainly, the microbiology, I think, is spectacular and was acknowledged as such by the experts on the panel. So we’ve got a very good, highly active, highly potent molecule here which works across a spectrum of various resistances, not only MRSA, but certain vancomycin-resistant bugs. And I think that is also a huge advantage as they begin to emerge. And of course, we can also anticipate resistance emerging from all the other drugs, which fortunately have made the choices for doctors better than they used to be. But nothing will be forever, and new generations of drugs are going to be needed all the time.
By Mark or Mark, any additional thing on effectiveness?

Mark Leuchtenberger - Targanta Therapeutics — President & CEO
No. This is Mark Leuchtenberger. I think that Clive is absolutely right. I think in particular, just the relative or absolute low number of MRSA patients, because of the time the trials were done, made our application fall just short of the finish line. And I think there is an opportunity with this next Phase III to address all those issues. And we are very confident, based on the 2400 patients that have been treated, looking at efficacy across all those trials that we will have no problem hitting back that end point with the new trial.

Maged Shenouda - UBS — Analyst
Okay, just a real quick follow-up. I guess I am just scratching my head as to why now, given that you have a couple of very important data sets coming out with cangrelor, why go down this road right now?

Clive Meanwell - The Medicines Company — Chairman & CEO
Well, Maged, there are always moments when great assets become available. And unfortunately, they don’t line up perfectly with just when you want them. I am sure that nobody here would necessarily have predicted when this important opportunity would arise. I think even in tough times and in terms of the general economy, I think it’s important that we all look forward and not get too stuck in the mud in terms of the future of our businesses. It is certainly a tough economic climate, but that is not a reason not to press forward.
As far as cangrelor is concerned, I think the timing has nothing to do with cangrelor. The timing has everything to do with the opportunity that presented itself and an opportunity we had begun to understand quite well and an ability to work with Targanta to get this deal done. So that’s — unfortunately, we can’t plan these things, but when they come along I think you have to take the opportunity.

Glenn Sblendorio - The Medicines Company — EVP, CFO
Clive, I would like to add a couple of comments to that about strategy that I think we have talking to all of you over the last couple of years, is that we said our stated objective from a strategic standpoint was to expand our critical care business. And over the last couple of years, we have looked at well over 200 opportunities. So I think we have been very selective and we have pursued those assets that we thought would be of high value to us and fit our existing model. That was a couple of years ago or 18 months ago, when we reacquired Angiox, was the first step. We did an acquisition in August that fit our business quite nicely, and that was Curacyte with some early-stage discovery capabilities in antithrombin technology, and also see CU-2010 for surgical blood loss and now this asset. So, Maged, I think we have been very selective and I just want to reinforce Clive’s point about timing. Unfortunately you can’t always time these things. But I think we have been selective and waiting for the right time.

Clive Meanwell - The Medicines Company — Chairman & CEO
I think, as well, Maged, look, I think the tendency, understandably, for the financial community is to compartmentalize drugs into therapeutic areas. But actually, Mark Leuchtenberger and I share a very common set of customers. They are the 3000 major hospitals around the world who are treating at least 80% of the critical care patients that come in. And it’s not just a question of talking to doctors anymore. The key decision-makers are really the hospital management team and pharmacy staff, as well as the physicians. And so for us, this is right on strategy.

Maged Shenouda - UBS — Analyst
Thanks. And then just, Glenn, could you just restate your comments about what this will do to 2009 R&D?

Glenn Sblendorio - The Medicines Company — EVP, CFO
Yes, and I made a comment about expenses, and I think it goes back, and then I will repeat those numbers for you, Maged. I think it relates to discussions that we would have with the FDA and also discussions and that we have internally, like we normally do, around trial designs. But with that said, I did give two numbers without giving you the full picture on R&D, and I will give you maybe some color on that as well.

We said that the acquisition of Oritavancin from an additional infrastructure cost — that is people, facilities and overhead — we estimate to be approximately $10 million to $12 million on an annualized basis. And that additional clinical spending, if we start the Phase III in the latter part of the year — and again, I think a lot of that has to do with the discussions that we will have with the FDA — that would be in the range of $15 million to $20 million.
Now, although I didn’t give him a specific guidance on 2009 R&D expense, just remember that we have three of our assets, our long-term assets, coming off significant trials. So if you take Angiomax, the big trials, the ACUITY trial, the HORIZONS trials; are behind us. We do have spending in Europe. Cangrelor will finish this year and Cleviprex will continue with Phase IV studies during ‘09. So from 2010 on, you would expect to see a drop in our R&D spending on those assets. So, again, coming back to the timing question, and of course you can’t time this, this gives us a great opportunity to add other assets that could help our growth rate in the future at a point in time where R&D budgets start to fall off.

Clive Meanwell - The Medicines Company — Chairman & CEO
Maged, let me add something as well. Whether we do or do not secure a patent restoration for Angiomax, Angiomax will one day go off patent and we have to build a sustainable business. This is a long-term asset that we are acquiring today potentially, and I think we have to look at how we are building a global, sustainable leading business.

Operator
Jason Kantor, RBC Capital Markets.

Jason Kantor - RBC Capital Markets — Analyst
Thank you for taking my call; a couple of questions. Could you give us the patent situation for this drug? How long are you protected on it, and what kind of patents you have? And also, what sort of royalties you owe and gross margins you might expect?

Clive Meanwell - The Medicines Company — Chairman & CEO
Just dealing with the patent situation, with Mark Leuchtenberger’s promise to make sure that I file the patent on time, we would see — I think the patent is 24th of November, 2015. It’s a full composition of matter patent. We would — we do know a bit about what — Hatch-Waxman restoration at least, and we would see that adding four to five years, probably five rather than four, the maximum allowable. And I would also assume that at some point we would go off to pediatrics. I think all added together, that would take you into the 2020, 2021 range.

Mark Leuchtenberger - Targanta Therapeutics — President & CEO
That’s right, Clive.

Jason Kantor - RBC Capital Markets — Analyst
And then, in terms of royalty and gross margins on the product?

Glenn Sblendorio - The Medicines Company — EVP, CFO
I will comment on an overall basis. I think this looks very similar, probably a little bit better than Angiomax. The royalty structure doesn’t go as high as Angiomax, but we are still working on the cost structure. So if I was to give a range, I would say with royalties, that’s royalties plus cost, we estimate probably in the low to upper range would be mid-20s. And that assumes — like everything else, Jason, that assumes that we had certain sales levels. It is a tiered royalty structure. The Targanta folks did a nice job, and they may have disclosed, and I believe they may have.

Clive Meanwell - The Medicines Company — Chairman & CEO

Yes, Glenn, I was just going to say, Mark might want to comment on this, because, Jason, I think this is all filed with the SEC and is quite explicit. But, Mark?

Mark Leuchtenberger - Targanta Therapeutics — President & CEO
Yes, it was in our S-1 when we went public, so it starts at a royalty of 10%. Between $200 million and $400 million of royalty goes to 12%, and this is on an annual basis, on a marginal basis, then goes to 18%, but only after the drug crosses $400 million every year. So if this was a $1 billion drug, the royalty, weighted average royalty, would be about 15.1%, 15.2%. So I think a reasonable royalty, and there is an opportunity obviously with larger production, to reduce COGS and maintain a good margin.

Clive Meanwell - The Medicines Company — Chairman & CEO
That would suggest to me that Mark is better at negotiating royalties than I am.

Jason Kantor - RBC Capital Markets — Analyst
And finally, in terms of clinical trials, are you planning to just run one Phase III trial in skin infection, or would you run multiples? Are you going to run a bacteremia or osteomyelitis or some other registrational studies, or is it just the one skin structure study that you’re planning to do?

Clive Meanwell - The Medicines Company — Chairman & CEO
Well, again, not wishing to dwell on the point, but let’s put the caveat that we need to go and see the agency in the front of this answer too. But I think that — I would imagine that three large randomized trials that show it works in skin and soft tissue infections should be adequate. And then in addition, I think you have a little bit of a decision on what you pick, bacteremia, anthrax even, or Clostridium difficile program, are the obvious choices between — at the moment. I think we’ll be looking at that more carefully with the Targanta scientists over the next weeks and months. And naturally, we will let you know immediately. We have a decision. But I think that certainly bacteremia is a possibility and obviously an important area of medical need.

Operator
Steve Harr, Morgan Stanley.

Steve Harr - Morgan Stanley — Analyst
A couple of remaining questions. How much work have you guys done on the fact that this prolonged terminal half-life has on resistance and the induction of resistance?

Clive Meanwell - The Medicines Company — Chairman & CEO
Well, I think a lot of work has been done on this, and the mode of action of this drug, its core mechanistic postulates I think is quite important in that regard. And short of putting this into large epidemiological scale testing, one will never know until it has been on the market some years just how resistance plays out. There is a natural tendency to be optimistic about resistance, and sometimes that turns out to be not quite so the case. I don’t personally think that the resistance pattern here is going to be any worse than any other new high-end anti-invective. I think there is a reasonable possibility it could be better. But let’s just say, we think on balance it would be reasonable to estimate it would be the same once it has been into many, many patients. So I don’t think we are falling one side or the other of that idea, but there are obviously pros and cons.

Steve Harr - Morgan Stanley — Analyst
So, as you guys — you know, commercially, I think you have always talked about value to the hospital being an important part of The Medicines Company brand. And this drug, where you are potentially taking on a lot of upfront cost at the hospital, and in exchange you don’t have to send patients out on an oral antibiotic, how do you create the value for the hospital who has to — [is this the] fixed DRG of the large payment single-dose? And then second, if this ends up being a single-dose drug, do you think that the in-hospital environment is really your — where this drug is going to have its best impact, or is it really some of these emergency room settings or even outpatient settings?

Clive Meanwell - The Medicines Company — Chairman & CEO
You’re absolutely right. We are very focused on creating value for payers, and this is no exception. We have spent a lot of time with health economic experts discussing this whole area in the last few months, actually. We believe that, whilst you are right, the division between hospital and community payers can be clear. I think when looking at the management of a patient, we are pretty confident that people are willing to look at it as a system overall and that the opportunity here to give a drug once and once only and avoid a lot of costs which are usually incurred in various parts of the system are available. And the other thing is, in order to answer your question, we have to make a lot of assumptions about price. And right now, we are a long way from seeing what the value of the drug is. So we don’t want to make too many assumptions about pricing. So I think there is plenty of information around that would make us believe this could be very attractive to payers.

Operator
Biren Amin, Stanford Group.

Biren Amin - Stanford Group — Analyst
Just a couple of last questions. First, on potential Phase III design, could you comment on the active comparator? Would you use Zyvox, or would it be vancomycin?

Clive Meanwell - The Medicines Company — Chairman & CEO
As I mentioned, I think one would typically lean towards vancomycin. But again, more discussion is needed, and it could conceivably be something else. But I think vancomycin would be the draft pick right now.

Biren Amin - Stanford Group — Analyst
Okay. And maybe some insights into why you will pursue a single bolus infusion. And could that dosing regimen potentially change the risk profile, considering FDA’s concerns on macrophage function?

Clive Meanwell - The Medicines Company — Chairman & CEO
Well, again, I am going to turn to my colleague, Mark Leuchtenberger, just for that one, and see if he wants to pitch in.

Mark Leuchtenberger - Targanta Therapeutics — President & CEO
Sure. I think the opportunity for the single dose we think is really going to be the game changer in the hospital environment for gram-positive infections. In talking with physicians who have seen the Phase II SIMPLIFI data, key opinion leaders who we expect to be part of this Phase III, the excitement around the single infusion, the opportunity to save on infusions, save time in the hospital, have an early release and all the convenience that comes with that, is very, very attractive. So I think that it’s definitely at the top of the priority list in terms of getting to the market. I don’t know if that answers your question.

Clive Meanwell - The Medicines Company — Chairman & CEO
Well, we would like to again thank everybody for joining us on such a busy day for the health care investment community. We will look forward to catching up with you as much as possible in the next few days and weeks and months as we move this very interesting and very important asset towards the clinic for the Phase III, and also ultimately to the place where it is really needed, which is to treat patients. Thanks very much indeed, everybody.

Operator
Ladies and gentlemen, thank you for your participation in today’s conference. This concludes your presentation. You may now disconnect. Good day.

Important Information About the Tender Offer
This communication is not a recommendation, an offer to purchase or a solicitation of an offer to sell shares of common stock of Targanta Therapeutics Corporation, a Delaware corporation (“Targanta”). Boxford Subsidiary Corporation (the “Purchaser”), a Delaware corporation and a wholly owned subsidiary of The Medicines Company (“MDCO”), has not commenced the tender offer for shares of Targanta common stock described in this communication.
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Statements in this communication may contain, in addition to historical information, certain forward-looking statements. All statements included in this communication concerning activities, events or developments that Targanta expects, believes or anticipates will or may occur in the future are forward-looking statements. Actual results could differ materially from the results discussed in the forward-looking statements. Forward-looking statements are based on current expectations and projections about future events and involve known and unknown risks, uncertainties and other factors that may cause actual results and performance to be materially different from any future results or performance expressed or implied by forward-looking statements, including the risk that the tender offer will not close because of a failure to satisfy one or more of the closing conditions, including that Targanta's business will have been adversely impacted during the pendency of the tender offer; that, if the tender offer and merger close, MDCO will not be able to advance oritavancin through the contemplated Phase 3 trial on a timely basis or at all or receive approval from the FDA or EMEA; and that, if oritavancin receives approval, MDCO will not be able to successfully distribute and market the product. Additional information on these and other risks, uncertainties and factors is included in Targanta's Annual Report on Form 10-K, Quarterly Reports on Form 10-Q, Current Reports on Form 8-K and other documents filed with the SEC.